UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [November] 2006

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  (  ✓  )                No        Form 40-F  (    )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  (    )    No  (  ✓  )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated November 15, 2006 Attached is English language version of the notice.

The following table sets forth the summary of the Contract for supply of Glass Forming Machine and Vacuum Exhaust System for manufacturing LCD TV

1.Details of contract		Glass Forming Machine and Vacuum Exhaust System for manufacturing LCD TV

2.Details of contract amount	Contract Amount (KRW)	9,800,000,000
	Total sales in the latest fiscal year (KRW)	98,777,901,029

	Ratio to sales (%)	9.92

	Applicability of large- scale corporation	No

3.The other party to the contract		TV set manufacturing company of Shun Ming Jituan in the Republic of China

- Relationship to company		A third party

4.Sales territory or market		The Republic of China and The Peoples Republic of China

5.Contracted period	From	November 14, 2006
	To	-

6.Terms and conditions of contract

1.The details of contract above mentioned is technical information and manufacturing skills with respect to the Glass Forming Machine and Vacuum Exhaust System (hereinafter “Plant”) for manufacturing LCD Backlight Unit using Flat Fluorescent Lamp (hereinafter “Products) and patents for the technologies relevant to the Plant and the Products.

2.Condition of contract

- We shall complete the Plant within eight (8) months from the contract date.

- Twenty percent (20%) of the total contract amount as advance payment shall be paid.

- Seventy percent (70%) of the total contract amount as progress payment shall be paid by seven installments and each installment shall be ten percent (10%) of the total contract amount.

- Ten percent (10%) of the total contract amount as the payment of balance shall be paid when it is confirmed by both parties that yield of the completed Plant is more than ninety percent (90%).

7.Contract date		November 14, 2006

8.Others		-
Date of Relevant Disclosure: -

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15, 2006

By	/s/ Gi-Hoon Joung
Gi-Hoon Joung
Mirae Corporation
Director of Accounting Team and
Acting CFO

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